EXHIBIT (a)(1)


                                    TXU CORP.


                           OFFER TO PURCHASE FOR CASH

 ANY AND ALL OF ITS OUTSTANDING FLOATING RATE CONVERTIBLE SENIOR NOTES DUE 2033

                              CUSIP No. 873168 AD 0
                              CUSIP No. 873168 AE 8


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     THE OFFER, AND WITHDRAWAL RIGHTS IN CONNECTION THEREWITH, WILL EXPIRE AT
     MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, OCTOBER 13, 2004, UNLESS EXTENDED OR EARLIER TERMINATED. TXU CORP. MAY EXTEND THE OFFER PERIOD, SUBJECT TO THE REQUIREMENTS DESCRIBED HEREIN.

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     TXU Corp. is offering to purchase for cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related letter of transmittal, any and all of its outstanding Floating Rate Convertible Senior Notes due 2033 (Convertible Notes). The purchase price will be fixed after 5:00 p.m. New York City time on Friday, October 8, 2004 (Pricing Date), on the basis of the pricing formula set forth herein, and announced prior to the opening of trading on Tuesday, October 12, 2004. Such purchase price will be subject to a maximum of $1,597.40 and a minimum of $1,392.60 per $1,000 principal amount of Convertible Notes, plus accrued and unpaid interest through, but excluding, the date of purchase. The offer to purchase the Convertible Notes, and the terms and conditions of this Offer to Purchase and related letter of transmittal, are referred to herein as the "offer."

     As of September 15, 2004, there is $525,500,000 aggregate principal amount of Convertible Notes outstanding.

     THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (SEC), NOR HAS THE SEC PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The offer is not conditioned on any minimum aggregate principal amount of Convertible Notes being tendered. The offer is, however, subject to the conditions discussed under THE OFFER--"Conditions of the Offer."

     Under a separate Offer to Purchase, TXU Corp. is concurrently offering to purchase up to 11,433,285 of its outstanding Corporate Units and up to 8,700,000 of its outstanding Income PRIDES. This offer and such concurrent offers are not contingent upon each other.

     All Convertible Notes validly tendered in the offer and not properly withdrawn will be purchased in the offer. The Convertible Notes are not listed on any securities exchange.

                    The co-dealer managers for the offer are:

BANC OF AMERICA SECURITIES LLC
              MERRILL LYNCH & CO.
                             GOLDMAN, SACHS & CO.
                                            UBS SECURITIES LLC

September 15, 2004

                              IMPORTANT INFORMATION

     All of the Convertible Notes are held in book-entry form through the facilities of The Depository Trust Company (DTC). Therefore, if you want to tender all or part of your Convertible Notes, you must tender your Convertible Notes as follows before the offer expires. You and your custodian or nominee should arrange for the DTC participant holding the Convertible Notes through its DTC account to tender those Convertible Notes on your behalf in the offer to the depositary, The Bank of New York, prior to the expiration of the offer pursuant to DTC's Automated Tender Offer Program (ATOP). See THE OFFER--"Procedures for Tendering the Convertible Notes."

     A tender of Convertible Notes in book-entry form will be deemed to have been received only when the depositary receives (i) confirmation of book-entry transfer of the Convertible Notes into the depositary's applicable DTC account in accordance with DTC's procedures for such transfer and (ii) the agent's message. The agent's message is a message, transmitted by DTC to and received by the depositary and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the tendering participant, which acknowledgment states that such participant has received and agrees to be bound by this Offer to Purchase and the letter of transmittal and that TXU Corp. may enforce such agreement against such participant..

     Notwithstanding any other provision of the offer, TXU Corp.'s obligation to accept for purchase, and to pay the purchase price for, any Convertible Notes validly tendered and not properly withdrawn pursuant to the offer is subject to and conditioned upon the satisfaction of, or where applicable, waiver by TXU Corp. of, all conditions of the offer described under THE OFFER--"Conditions of the Offer."

     You may direct questions and requests for assistance, including requests for additional copies of this Offer to Purchase or the related letter of transmittal, to D.F. King & Co., Inc., as the information agent, or to one of the co-dealer managers, at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. See THE OFFER--"Persons Employed in Connection with the Offer."

     THE OFFER DOES NOT CONSTITUTE AN OFFER TO PURCHASE THE CONVERTIBLE NOTES IN ANY JURISDICTION IN WHICH, OR FROM ANY PERSON FROM WHOM, IT IS UNLAWFUL TO MAKE THE OFFER UNDER APPLICABLE SECURITIES OR BLUE SKY LAWS. SUBJECT TO APPLICABLE LAW (INCLUDING RULES 13E-4(D)(2) AND 14E-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE EXCHANGE ACT), WHICH REQUIRE THAT MATERIAL CHANGES BE PROMPTLY DISSEMINATED TO SECURITY HOLDERS IN A MANNER REASONABLY DESIGNED TO INFORM THEM OF SUCH CHANGES), DELIVERY OF THIS OFFER TO PURCHASE SHALL NOT UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE IS CORRECT AS OF ANY TIME AFTER THE DATE OF THIS OFFER TO PURCHASE OR THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION INCLUDED HEREIN OR IN THE AFFAIRS OF TXU CORP. OR ANY OF ITS SUBSIDIARIES OR AFFILIATES SINCE THE DATE HEREOF.

     NONE OF TXU CORP, ITS MANAGEMENT OR BOARD OF DIRECTORS, THE CO-DEALER MANAGERS, THE DEPOSITARY, THE INFORMATION AGENT OR THEIR RESPECTIVE AFFILIATES MAKES ANY RECOMMENDATION TO ANY HOLDER OF CONVERTIBLE NOTES AS TO WHETHER TO TENDER ANY CONVERTIBLE NOTES. NONE OF TXU CORP., THE CO-DEALER MANAGERS, THE DEPOSITARY OR THE INFORMATION AGENT HAS AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS OFFER TO PURCHASE OR IN THE RELATED LETTER OF TRANSMITTAL. IF ANYONE MAKES ANY RECOMMENDATION OR REPRESENTATION OR GIVES ANY SUCH INFORMATION, YOU SHOULD NOT RELY UPON THAT RECOMMENDATION, INFORMATION OR REPRESENTATION AS HAVING BEEN AUTHORIZED BY TXU CORP., THE CO-DEALER MANAGERS, THE DEPOSITARY OR THE INFORMATION AGENT.

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


                                TABLE OF CONTENTS

SUMMARY........................................................................1
FORWARD-LOOKING STATEMENTS.....................................................6
THE OFFER......................................................................8
   The Offeror.................................................................8
   Principal Amount of Convertible Notes; Price................................8
   Procedures for Tendering the Convertible Notes.............................10
   Withdrawal Rights..........................................................12
   Purchase of the Convertible Notes; Payment of Purchase Price...............13
   Conditions of the Offer....................................................13
   Market and Recent Prices for the Convertible Notes.........................14
   Source and Amount of Funds.................................................15
   Extension of the Offer; Termination; Amendment.............................15
   Persons Employed in Connection with the Offer..............................16
   Miscellaneous..............................................................17
PURPOSES, EFFECTS AND PLANS...................................................18
   Purposes of the Offer......................................................18
   Future Purchases...........................................................18
   Material Differences in the Rights of Convertible Note Holders as a
   Result of the Offer........................................................18
   Effects of the Offer on the Market for Convertible Notes; Registration
   under the Securities Act...................................................20
   Retirement and Cancellation................................................20
   Accounting Treatment of Repurchases of the Convertible Notes
   in the Offer...............................................................20
   Plans and Initiatives......................................................20
   Material United States Federal Income Tax Consequences.....................21
WHERE YOU CAN FIND MORE INFORMATION...........................................24


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


                                     SUMMARY

     This summary highlights selected information from this Offer to Purchase and does not contain all the information that may be important to you in deciding whether to tender your Convertible Notes. You should read the entire Offer to Purchase and the related letter of transmittal before making your decision to tender your Convertible Notes. Cross references contained in this summary section will direct you to a more complete discussion of a particular topic elsewhere in this Offer to Purchase.

WHO IS OFFERING TO PURCHASE MY CONVERTIBLE NOTES?

     TXU Corp., the issuer of such Convertible Notes. TXU Corp. is a Texas corporation. The mailing address of TXU Corp.'s principal executive offices is Energy Plaza, 1601 Bryan Street, Dallas, Texas 75201. TXU Corp.'s telephone number is (214) 812-4600. See THE OFFER - "The Offeror."

WHAT ARE THE SECURITIES BEING SOUGHT IN THE OFFER AND WHAT IS THE PURCHASE
PRICE?

     TXU Corp is offering to purchase on the terms and conditions described herein and in the related letter of transmittal, any and all of its outstanding Convertible Notes, at a purchase price to be calculated after 5:00 p.m., New York City time, on October 8, 2004 (Pricing Date) as the sum of:

          o 23.4324 times the Weighted Average Price, plus

          o $417.47,

per $1,000 principal amount of Convertible Notes, subject to a minimum price of $1,392.60 and a maximum price of $1,597.40 per $1,000 principal amount of Convertible Notes, plus accrued and unpaid interest through, but excluding, the date of purchase.

     For purposes of this calculation "Weighted Average Price" means the arithmetic daily volume-weighted average price of TXU Corp.'s common stock, beginning on September 20, 2004 and ending on the Pricing Date. The dollar volume-weighted average shall equal the dollar volume-weighted average price for TXU Corp.'s common stock on the New York Stock Exchange during the period beginning at 9:30:01 a.m., New York City time (or such other time as is the official open of trading at the New York Stock Exchange) and ending at 4:00:00 p.m., New York City time (or such other time as is the official close of trading at the New York Stock Exchange) as reported by Bloomberg Financial Services through its "Volume at Price" (TXU UN (Equity) VAP (Go)) functions. The Weighted Average Price and the variable cash component of the Purchase Price will be rounded to the nearest whole cent. You will not be entitled to any payment in excess of the purchase price with respect to each $1,000 principal amount of Convertible Notes tendered and purchased. See THE OFFER--"Principal Amount of Convertible Notes; Price."

WHEN WILL I KNOW THE PURCHASE PRICE FOR THE OFFER?

     TXU Corp. will calculate the purchase price on the Pricing Date and will announce the purchase price prior to 9:00 a.m., New York City time on the next business day, October 12, 2004 (Announcement Date). In addition, from the commencement of the offer, you will know the minimum and maximum price with respect to the offer. You can also obtain relevant information with respect to the purchase price on a daily basis during the offer period as well as the purchase price, after its determination on the Pricing Date, by calling the information agent or a co-dealer manager at their respective toll-free numbers provided on the back cover of this Offer to Purchase. See THE OFFER--"Principal Amount of Convertible Notes; Price."

HOW AND WHEN WILL I BE PAID?

     If your Convertible Notes are purchased in the offer, you will be paid the purchase price, in cash, promptly after the expiration of the offer period and the acceptance of such Convertible Notes for payment. TXU Corp. will pay the purchase price in U.S. dollars to the depositary, which will act as your custodian or nominee for the purpose of receiving payment from TXU Corp. and transmitting payment to you. See THE OFFER--"Purchase of the Convertible Notes; Payment of Purchase Price."

WILL I HAVE AN OPPORTUNITY TO TENDER MY CONVERTIBLE NOTES IN THE OFFER, OR WITHDRAW PREVIOUSLY TENDERED CONVERTIBLE NOTES, AFTER THE DETERMINATION OF THE PURCHASE PRICE TO THE OFFER?

     Yes. Since the price to be paid in the offer can be calculated and will be announced by TXU Corp. prior to 9:00 a.m., New York City time, on October 12, 2004 and the offer will not expire earlier than midnight, New York City time, on October 13, 2004, you will have a minimum of two business days to tender your Convertible Notes in the offer or to withdraw your previously tendered Convertible Notes. See THE OFFER--"Principal Amount of Convertible Notes; Price" and --"Withdrawal Rights"

HOW MANY CONVERTIBLE NOTES WILL TXU CORP. PURCHASE IN ALL?

     TXU Corp. will purchase any and all of its outstanding Convertible Notes, or such lesser principal amount as is validly tendered and not properly withdrawn. See THE OFFER--"Principal Amount of Convertible Notes; Price."

IS THERE A MINIMUM PRINCIPAL AMOUNT OF CONVERTIBLE NOTES THAT MUST BE TENDERED IN ORDER FOR TXU CORP. TO PURCHASE ANY CONVERTIBLE NOTES?

     The offer is not conditioned on any aggregate minimum principal amount of Convertible Notes being tendered. The offer is, however, subject to other conditions. See THE OFFER--"Principal Amount of Convertible Notes; Price" and --"Conditions of the Offer."

WILL ALL OF THE CONVERTIBLE NOTES I TENDER IN THE OFFER BE PURCHASED?

     TXU Corp. will purchase all of the Convertible Notes that you validly tender pursuant to the offer.

HOW DO I TENDER MY CONVERTIBLE NOTES?

     You will need to timely instruct your custodian or nominee to tender your Convertible Notes prior to the expiration date in the manner described under THE OFFER--"Procedures for Tendering the Convertible Notes." See THE
OFFER--"Procedures for Tendering the Convertible Notes" and --"Extension of the Offer; Termination; Amendment."

MAY I TENDER ONLY A PORTION OF THE CONVERTIBLE NOTES THAT I HOLD?

     Yes. You do not have to tender all of the Convertible Notes you own to participate in the offer.

HOW WILL TXU CORP. PAY FOR THE CONVERTIBLE NOTES?

     TXU Corp. would need approximately $839.4 million to purchase all of the Convertible Notes at the maximum purchase price. TXU Corp. expects to use cash on hand, free cash flow and/or borrowings from its subsidiary, TXU Energy Company, LLC, under its credit facility to pay for all Convertible Notes TXU Corp. purchases in the offer. See THE OFFER--"Source and Amount of Funds."

HOW LONG DO I HAVE TO TENDER MY CONVERTIBLE NOTES TO TXU CORP.?

     You will have until midnight, New York City time, on October 13, 2004 to decide whether to tender your Convertible Notes in the offer, but TXU Corp. may choose to extend the expiration date at any time. TXU Corp. cannot assure you that it will extend the offer or, if TXU Corp. extends the offer, for how long the offer will be extended. See THE OFFER--"Principal Amount of Convertible Notes; Price," --"Procedures for Tendering Convertible Notes" and --"Extension of the Offer; Termination; Amendment."


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


HOW WILL I BE NOTIFIED IF THE OFFER IS EXTENDED?

     If TXU Corp. extends the offer, TXU Corp. will make a public announcement of the extension, not later than 9:00 a.m., New York City time, on the business day after the day on which the offer was scheduled to expire. See THE OFFER--"Extension of the Offer; Termination; Amendment."

ONCE I HAVE TENDERED THE CONVERTIBLE NOTES, CAN I CHANGE MY MIND?

     Yes. You may withdraw previously tendered Convertible Notes at any time before the offer expires. In addition, after the offer expires, if TXU Corp. has not accepted for payment the Convertible Notes you have tendered, you may withdraw your Convertible Notes at any time after midnight, New York City time, on November 9, 2004.

     To withdraw Convertible Notes previously tendered, you and your custodian or nominee must cause the DTC participant holding the Convertible Notes through its DTC account to timely generate an agent's message with respect to the withdrawal specifying the amount of Convertible Notes to be withdrawn, the name of the registered holder of the Convertible Notes and the number of the account at DTC to be credited with the withdrawn Convertible Notes and you must otherwise comply with DTC procedures. See THE OFFER--"Withdrawal Rights."

WHY IS TXU CORP. MAKING THE OFFER?

     The principal purpose for the offer is to facilitate TXU Corp.'s comprehensive debt and capital management program. To the extent that any Convertible Notes are tendered and accepted, TXU Corp. will reduce long-term debt outstanding, and TXU Corp. will not be required to issue any common stock pursuant to the terms of such Convertible Notes, eliminating the dilution that would have been caused by any such issuances. See PURPOSES, EFFECTS AND PLANS--"Purposes of the Offer."

WHAT IS THE MARKET VALUE OF MY CONVERTIBLE NOTES AS OF A RECENT DATE?

     There is no established reporting or trading system for the Convertible Notes; however, TXU Corp. believes that the Convertible Notes are currently traded over-the-counter. The closing price of TXU Corp.'s common stock on September 14, 2004 was 43.68 per share. Based on such closing price and the current conversion rate of 28.9289 shares of TXU Corp. common stock per $1,000 principal amount of Convertible Notes (subject to adjustment in certain events), if the Convertible Notes had been convertible into TXU Corp. common stock on such date, any holder who converted $1,000 principal amount of Convertible Notes on that date would have received shares of TXU Corp.'s common stock with a market value of $1,263.61. Convertibility of the Convertible Notes is contingent on the price of TXU Corp.'s common stock. As of the date of this offer, the Convertible Notes are not convertible into TXU Corp.'s common stock. See PURPOSES, EFFECTS AND PLANS--"Material Differences in the Rights of Security Holders as a Result of the Offer." You are urged to obtain current market quotations for TXU Corp.'s common stock. For trading information regarding such securities, you may contact the information agent, toll free at (800) 714-3312, or the co-dealer managers, at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. See THE OFFER--"Market and Recent Prices for the Convertible Notes."

HOW WILL PARTICIPATION IN THE OFFER AFFECT MY RIGHTS WITH RESPECT TO THE CONVERTIBLE NOTES?

     If your Convertible Notes are tendered and accepted in the offer, you will receive the purchase price with respect thereto, but you will give up all rights and obligations associated with ownership of the Convertible Notes. See PURPOSES, EFFECTS AND PLANS--"Material Differences in the Rights of Convertible Note Holders as a Result of the Offer."

IF THE OFFER IS CONSUMMATED AND I DO NOT PARTICIPATE IN THE OFFER, HOW WILL MY RIGHTS AND OBLIGATIONS UNDER MY UNTENDERED CONVERTIBLE NOTES BE AFFECTED?

     The rights and obligations under the Convertible Notes that remain outstanding after the consummation of the offer will not change as a result of the offer. However, if a sufficiently large principal amount of Convertible Notes does not remain outstanding after the offer, the trading market for the remaining outstanding principal amount of Convertible Notes may be less liquid and more sporadic, and market prices may fluctuate significantly depending on the volume of trading in the Convertible Notes. TXU Corp. does not intend to take any action following the offer to terminate the registration of any of the Convertible Notes that are now registered under the Securities Act. See PURPOSES, EFFECTS AND PLANS--"Material Differences in the Rights of Security Holders as a Result of the Offer" and PURPOSES, EFFECTS AND PLANS--"Effects of the Offer on the Market for Convertible Notes; Registration under the Securities Act."

WILL I HAVE TO PAY BROKERAGE COMMISSIONS OR STOCK TRANSFER TAXES IF I TENDER MY CONVERTIBLE NOTES IN THE OFFER?

     A registered holder of Convertible Notes that tenders its Convertible Notes directly to the depositary will not need to pay any brokerage commissions to the co-dealer managers or stock transfer taxes. If you hold Convertible Notes through a broker or bank that is not a co-dealer manager, however, you should ask your broker or bank whether you will be charged a fee to tender your Convertible Notes. See THE OFFER--"Procedures for Tendering the Convertible Notes."

     If the depositary is instructed in the agent's message to make the payment for the Convertible Notes to the registered holder, you will not incur any brokerage commissions or stock transfer taxes. See THE OFFER--"Purchase of the Convertible Notes; Payment of Purchase Price."

WHAT ARE THE TAX CONSEQUENCES OF TENDERING MY CONVERTIBLE NOTES?

     Holders of the Convertible Notes may be subject to United States federal income taxation upon the receipt of cash from TXU Corp. in exchange for the Convertible Notes tendered. See PURPOSES, EFFECTS AND PLANS--"Material United States Federal Income Tax Consequences."

WHAT ARE THE SIGNIFICANT CONDITIONS TO THE OFFER?

     The offer is subject to conditions, which TXU Corp. may waive in its sole discretion. In particular, TXU Corp. will not be required to accept for payment any of the Convertible Notes tendered and may terminate or amend the offer

     o if any action or proceeding has been instituted or threatened that would in TXU Corp.'s reasonable judgment impair the contemplated purpose of the offer; or

     o if there has been, among other things, any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States.

     In addition, the offer is subject to the following conditions, which may be waived in TXU Corp.'s sole discretion:

     o there shall not have occurred or be likely to occur, in TXU Corp.'s reasonable judgment, any event affecting the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of TXU Corp., its subsidiaries or its affiliates that would or might prohibit, prevent, restrict or delay consummation of the offer; and

     o no development shall have occurred which would, in the reasonable judgment of TXU Corp., materially adversely affect the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of TXU Corp., its subsidiaries or its affiliates.

     See THE OFFER --"Conditions of the Offer."

WHO CAN I TALK TO IF I HAVE QUESTIONS ABOUT THE OFFER?

     D.F. King & Co., Inc. is acting as the information agent for the offer and Banc of America Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co. and UBS Securities LLC are acting as the


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


co-dealer managers for the offer. You may the information agent toll free or you may also contact the co-dealer managers. See the back cover of this Offer to Purchase for further information.

                           FORWARD-LOOKING STATEMENTS

     Some of the information contained in this Offer to Purchase may contain forward-looking statements. All statements, other than statements of historical facts, that are included in this Offer to Purchase, as well as statements made in any supplement to this Offer to Purchase, in presentations, in response to questions or otherwise, that address activities, events or developments that TXU Corp. expects or anticipates to occur in the future, including such matters as projections, future capital expenditures, business strategy, competitive strengths, goals, future acquisitions, development or operation of power production assets, market and industry developments and the growth of TXU Corp.'s business and operations (often, but not always, through the use of words or phrases such as "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "projection," "target," "outlook"), are forward-looking statements. Although TXU Corp. believes that in making any such forward-looking statement its expectations are based on reasonable assumptions, any such forward-looking statement involves uncertainties and is qualified in its entirety by reference to the following important factors, among others, that could cause the actual results of TXU Corp. to differ materially from those projected in such forward-looking statement:

     o prevailing governmental policies and regulatory actions, including those of the Federal Energy Regulatory Commission, the Public Utility Commission of Texas, the Railroad Commission of Texas and the U.S. Nuclear Regulatory Commission with respect to:
          -- allowed rates of return;
          -- industry, market and rate structure;
          -- purchased power and recovery of investments;
          -- operations of nuclear generating facilities;
          -- acquisitions and disposal of assets and facilities;
          -- operation and construction of plant facilities;
          -- decommissioning costs;
          -- present or prospective wholesale and retail competition;
          -- changes in tax laws and policies; and -- changes in and compliance with environmental and safety laws and policies;

     o continued implementation of the legislation that restructured the electric utility industry in Texas to provide for competition;

     o    legal and administrative proceedings and settlements;

     o    general industry trends;

     o    power costs and availability;

     o weather conditions and other natural phenomena, and acts of sabotage, wars or terrorist activities;

     o unanticipated population growth or decline, and changes in market demand and demographic patterns;

     o changes in business strategy, development plans or vendor relationships;

     o    competition for retail and wholesale customers;

     o    access to adequate transmission facilities to meet changing demands;

     o pricing and transportation of crude oil, natural gas and other commodities;

     o unanticipated changes in interest rates, commodity prices, rates of inflation or foreign exchange rates;

     o unanticipated changes in operating expenses, liquidity needs and capital expenditures;

     o    commercial bank market and capital market conditions;

     o competition for new energy development and other business opportunities;

     o inability of various counterparties to meet their obligations with respect to TXU Corp.'s financial instruments;

     o    changes in technology used by and services offered by TXU Corp.;

     o significant changes in TXU Corp.'s relationship with its employees, including the availability of qualified personnel, and the potential adverse effects if labor disputes or grievances were to occur;

     o significant changes in critical accounting policies material to TXU Corp.; and

     o    actions by credit rating agencies.

     Any forward-looking statement speaks only as of the date on which it is made, and, subject to applicable law, TXU Corp. undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for TXU Corp. to predict all of them; nor can TXU Corp. assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.

                                    THE OFFER

THE OFFEROR

     TXU Corp. is offering to purchase the Convertible Notes, of which it is also the issuer. TXU Corp. is a Texas corporation. The mailing address of TXU Corp.'s principal executive offices is Energy Plaza, 1601 Bryan Street, Dallas, Texas 75201. TXU Corp.'s telephone number is (214) 812-4600.

PRINCIPAL AMOUNT OF CONVERTIBLE NOTES; PRICE

   General

     TXU Corp. is offering to purchase for cash, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related letter of transmittal, all of its outstanding Convertible Notes at a purchase price to be calculated after 5:00 p.m., New York City time, on October 8, 2004 (Pricing
Date) as the sum of:

          o    23.4324 times the Weighted Average Price, plus

          o    $471.47,

     per $1,000 principal amount of Convertible Notes, subject to a minimum price of $1,392.60 and a maximum price of $1,597.40 per $1,000 principal amount of Convertible Notes, plus accrued and unpaid interest through, but excluding, the date of purchase.

     For purposes of this calculation "Weighted Average Price" means the arithmetic daily volume-weighted average price of TXU Corp.'s common stock, beginning on September 20, 2004 and ending on the Pricing Date. The dollar volume-weighted average shall equal the dollar volume-weighted average price for TXU Corp.'s common stock on the New York Stock Exchange during the period beginning at 9:30:01 a.m., New York City time (or such other time as is the official open of trading at the New York Stock Exchange) and ending at 4:00:00 p.m., New York City time (or such other time as is the official close of trading at the New York Stock Exchange) as reported by Bloomberg Financial Services through its "Volume at Price" (TXU UN (Equity) VAP (Go)) functions. The Weighted Average Price and the variable cash component of the Purchase Price will be rounded to the nearest whole cent.

   Sample Calculations of Purchase Price

     For purposes of illustration, the tables below indicate the total purchase price (and fixed and variable components thereof) that would be calculated on the basis of the formula described above with respect to each $1,000 principal amount of Convertible Notes and, assuming a range of Weighted Average Prices, as indicated in the left-hand column. The actual Weighted Average Price may be higher or lower than the assumed Weighted Average Prices below. The actual purchase price will be subject to the minimum and maximum values described above.

       ASSUMED            VARIABLE COMPONENT      FIXED COMPONENT          TOTAL
WEIGHTED AVERAGE PRICE     OF PURCHASE PRICE     OF PURCHASE PRICE     PURCHASE PRICE
        $48.05                 $1,125.93               $417.47           $1,597.40
        $47.17                 $1,105.31               $417.47           $1,576.78
        $46.30                 $1,084.92               $417.47           $1,556.39
        $45.43                 $1,064.53               $417.47           $1,536.00
        $44.55                 $1,043.91               $417.47           $1,515.38
        $43.68                 $1,023.53               $417.47           $1,495.00


                                       8


        $42.81                 $1,003.14               $417.47           $1,474.61
        $41.93                  $982.52                $417.47           $1,453.99
        $41.06                  $962.13                $417.47           $1,433.60
        $40.19                  $941.75                $417.47           $1,413.22
        $39.31                  $921.13                $417.47           $1,392.60


     TXU Corp. will deliver accrued and unpaid interest through, but excluding, the date of purchase on the Convertible Notes in addition to the purchase price shown above.

     Convertible Note holders may obtain information on the daily volume weighted prices and closing prices with respect to TXU Corp's common stock throughout the offer by calling D.F. King & Co., Inc., the information agent or any of the co-dealer managers for the offer, at their respective toll-free numbers set forth on the back cover of this Offer to Purchase. In addition, on each business day during the period to be taken into account for purposes of determining the Weighted Average Price, the information agent or the co-dealer manager will provide callers with a representative purchase price with respect to the offer, calculated such as if such period ended on the preceding business day.

     Subject to the terms and conditions of the offer as described herein and in the related letter of transmittal, TXU Corp. will purchase the principal amount of Convertible Notes specified above or such lesser principal amount as is validly tendered and not properly withdrawn in accordance with the procedures set forth under THE OFFER--"Withdrawal Rights."

     The term "expiration date" with respect to the offer means midnight, New York City time, on October 13, 2004, unless TXU Corp., in its sole discretion or pursuant to applicable law, extends the period of time during which the offer will remain open. If extended by TXU Corp., the term "expiration date" with respect to the offer will mean the latest time and date at which the offer, as extended, will expire. See THE OFFER--"Extension of the Offer; Termination; Amendment" for a description of TXU Corp.'s right to extend, delay, terminate or amend the offer.

     All of the Convertible Notes TXU Corp. purchases in the offer will be purchased at the purchase price, as determined on the Pricing Date.

     All Convertible Notes validly tendered but not purchased because the offer is not completed will be returned to you at TXU Corp.'s expense promptly following the earlier of the termination or expiration of the offer.

     You may withdraw your Convertible Notes from the offer by following the procedures described under THE OFFER--"Withdrawal Rights."

     If TXU Corp.:

          o    adjusts the pricing formula, minimum price or maximum price,

          o otherwise increases or decreases the price to be paid for the Convertible Notes, or

          o decreases the principal amount of Convertible Notes TXU Corp. is seeking to purchase,

then the offer must remain open, or will be extended, until at least ten business days from, and including, the date that notice of any such change is first published, sent or given in the manner described under THE OFFER--"Extension of the Offer; Termination; Amendment." The calculation of a purchase price on the basis of the formula specified above will not be considered an increase or decrease in the price to be paid in the offer and will not require extension of the offer. For purposes of the offer, a "business day" means any day other than a Saturday, Sunday or United States federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

     The offer is not conditioned on any minimum principal amount of Convertible Notes being tendered. The offer is, however, subject to other conditions discussed under THE OFFER--"Conditions of the Offer."

PROCEDURES FOR TENDERING THE CONVERTIBLE NOTES

     All of the Convertible Notes are held in book-entry form through the facilities of DTC.

     If you own Convertible Notes and wish to tender them in the offer, you should follow the instructions below.

     If you hold your Convertible Notes in a brokerage or custodian account through a custodian or nominee, including a broker, dealer, bank, or trust company, you will need to timely instruct your custodian or nominee to tender your Convertible Notes prior to the expiration date in the manner described below and upon the terms and conditions set forth in this Offer to Purchase. Please refer to any materials forwarded to you by your custodian or nominee to determine how you can timely instruct your custodian or nominee to take these actions.

     In order to participate in the offer, you must instruct your nominee or custodian to participate on your behalf. Your nominee or custodian should arrange for the DTC participant holding the Convertible Notes through its DTC account to tender those Convertible Notes in the offer to the depositary prior to the expiration of the offer.

     If you hold your Convertible Notes through a broker or bank that is not a co-dealer manager, however, you should ask your broker or bank to see if you will be charged a fee to tender your Convertible Notes through the broker or bank.

   The Role of a DTC Participant

     A DTC participant may tender Convertible Notes only by taking the following actions on or before midnight, New York City time, on the expiration date:

          o delivering Convertible Notes by means of book-entry transfer into the depositary's applicable DTC account; and

          o transmitting a message to the depositary through the facilities of DTC, commonly referred to as an "agent's message," specifying that the relevant participant has received and agrees to be bound by the terms and conditions set forth in this Offer to Purchase and the related letter of transmittal or by delivering a properly completed letter of transmittal.

     By taking these actions with respect to the offer, you and your custodian or nominee will be deemed to have agreed (i) to the terms and conditions of the offer as set forth in this Offer to Purchase and the related letter of transmittal and (ii) that TXU Corp. and the depositary may enforce the terms and conditions against you and your custodian or nominee.

     The DTC participants' agent's messages or the letter of transmittal should be delivered only to the depositary. The depositary will not accept any tender materials other than the letter of transmittal or the DTC participants' agent's messages.

   General Provisions

     The method of delivery of Convertible Notes and all other documents or instructions including, without limitation, the agent's messages and the letter of transmittal, is at your risk.

     A tender will be deemed to have been received only when the depositary receives both (i) a duly completed agent's message through the facilities of DTC at the depositary's applicable DTC account or a properly completed letter of transmittal and (ii) confirmation of book-entry transfer of the Convertible Notes into the depositary's applicable DTC account.

     TXU Corp. shall in its reasonable discretion resolve all questions as to tenders, including whether the documentation is complete, the date and time of receipt of a tender, the propriety of execution and delivery of any document or instruction, and other questions as to validity, form, eligibility or acceptability of any tender. TXU Corp. reserves the right to reject any tender not in proper form or otherwise not valid or the acceptance of which may, in the opinion of TXU Corp.'s counsel, be unlawful or to waive any irregularities. TXU Corp.'s interpretation of the terms and conditions of the offer will be final and binding. TXU Corp. shall not be obligated to give any notice of any defects or irregularities in tenders and shall not incur any liability for failure to give that notice. The depositary may, but shall not be obligated to, give notice to the tendering holders of any irregularities or defects in tenders, and shall not incur any liability for any failure to give that notice. Convertible Notes will not be deemed to have been duly or validly tendered unless and until all defects and irregularities have been cured or waived. All improperly tendered Convertible Notes will be returned without cost to the tendering holder promptly after the expiration date, unless the irregularities and defects of that tender are timely cured or waived, by book-entry delivery through DTC to the accounts of the DTC participants.

     Convertible Notes being tendered must be delivered to the depositary in accordance with the procedures described in this Offer to Purchase, on or before the expiration date.

     Convertible Notes being tendered in the offer and either (i) the completed DTC participant's agent's message or (ii) the completed and duly executed letter of transmittal must be received by the depositary in accordance with the terms described in this Offer to Purchase by midnight, New York City time, on the expiration date.

   Your Representation and Warranty; TXU Corp.'s Acceptance Constitutes an Agreement

     A tender of Convertible Notes under the procedures described above will constitute your acceptance of the terms and conditions of the offer, as well as your representation and warranty to TXU Corp. that:

          o you have a "net long position" in the Convertible Notes at least equal to the Convertible Notes tendered within the meaning of Rule 14e-4 promulgated by the SEC under the Exchange Act, and

          o    the tender of the Convertible Notes, complies with Rule 14e-4.

     It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender securities for that person's own account unless, at the time of tender, the person so tendering

          o has a net long position equal to or greater than the amount tendered in the subject or securities immediately convertible into, or exchangeable or exercisable for, the subject Convertible Notes, and

          o will deliver or cause to be delivered the Convertible Notes in accordance with the terms of the tender offer.

     Rule 14e-4 provides a similar restriction to the tender or guarantee of a tender on behalf of another person.

     In addition, by instructing your custodian or nominee to tender your Convertible Notes in the offer, you are representing, warranting and agreeing that:

          o you have received and read a copy of this Offer to Purchase and the related letter of transmittal and understand and agree to be bound by all the terms and conditions of the offer;

          o    you have full power and authority to tender your Convertible
               Notes;

          o you have assigned and transferred the Convertible Notes to the depositary and irrevocably constitute and appoint the depositary as your true and lawful agent and attorney-in-fact to cause your Convertible Notes to be tendered in the offer, that power of attorney being irrevocable and coupled with an interest, subject only to the right of withdrawal described in this Offer to Purchase;

          o your Convertible Notes are being tendered, and will, when accepted by the depositary, be free and clear of all charges, liens, restrictions, claims, equitable interests and encumbrances, other than the claims of a holder under the express terms of the offer; and

          o you will, upon TXU Corp.'s request or the request of the depositary, as applicable, execute and deliver any additional documents necessary or desirable to complete the tender of the Convertible Notes.

     Your custodian or nominee, by delivering, or causing to be delivered, the Convertible Notes and the completed agent's message or letter of transmittal, to the depositary is representing and warranting that you, as owner of the Convertible Notes, have represented, warranted and agreed to each of the above.

     TXU Corp.'s acceptance for payment of Convertible Notes tendered under the offer will constitute a binding agreement between you and TXU Corp. upon the terms and conditions of the offer described in this and the related documents.

   Return of the Convertible Notes in the Event Offer Not Completed

     If any validly tendered Convertible Notes are not purchased because the offer was not completed, such unpurchased Convertible Notes will be returned without cost to the tendering holder promptly after the earlier of the termination and expiration of the offer by book-entry delivery through DTC to the accounts of the applicable DTC participants.

   Backup Withholding and Information Reporting

     For a discussion of the material United States federal income tax consequences to tendering holders, see PURPOSES, EFFECTS AND PLANS--"Material United States Federal Income Tax Consequences."

WITHDRAWAL RIGHTS

     Convertible Notes tendered in the offer may be withdrawn at any time before the expiration of the offer and, unless accepted for payment by TXU Corp. after the expiration of such offer, may also be withdrawn at any time after midnight, New York City time, on November 10, 2004. Except as otherwise provided in this section, tenders of Convertible Notes are irrevocable.

     For a withdrawal of Convertible Notes to be effective, the withdrawal must be effected through ATOP. The depositary must timely receive an agent's message specifying the name of the tendering holder, the amount of Convertible Notes to be withdrawn and the number of the account at DTC to be credited with the withdrawn Convertible Notes and you must otherwise comply with DTC procedures.

     If you tendered your Convertible Notes through a custodian or nominee and wish to withdraw your Convertible Notes, you will need to make arrangements for withdrawal with your custodian or nominee. Your ability to withdraw the tender of your Convertible Notes will depend upon the terms of the arrangements you have made with your custodian or nominee and, if your custodian or nominee is not the DTC participant tendering those Convertible Notes, the arrangements between your custodian or nominee and such DTC participant, including any arrangements involving intermediaries between your custodian or nominee and such DTC participant.

     Through DTC, the depositary will return to tendering holders all Convertible Notes in respect of which it has received valid withdrawal instructions promptly after it receives such instructions.

     All questions as to the form and validity (including the time of receipt) of any notice of withdrawal will be determined by TXU Corp., in its reasonable discretion, and such determination will be final and binding. Neither TXU Corp., nor any of the depositary, the co-dealer managers, the information agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

     Withdrawals may not be rescinded, and any Convertible Notes properly withdrawn will thereafter be deemed not validly tendered for purposes of the offer unless the withdrawn Convertible Notes are properly re-tendered before the expiration of the offer by following the procedures described under THE OFFER--"Procedures for Tendering the Convertible Notes."

     If TXU Corp. extends the offer, is delayed in its acceptance for payment of Convertible Notes, or is unable to accept for payment Convertible Notes under the offer for any reason, then, without prejudice to TXU Corp.'s rights under the offer, the depositary, may, subject to applicable law, retain tendered Convertible Notes on TXU Corp.'s behalf, and such Convertible Notes may not be withdrawn except to the extent tendering holders are entitled to withdrawal rights as described in this section.

PURCHASE OF THE CONVERTIBLE NOTES; PAYMENT OF PURCHASE PRICE

     Upon the terms and conditions of the offer, promptly following the expiration date of the offer, TXU Corp. will accept for payment and pay for, and thereby purchase, Convertible Notes validly tendered and not properly withdrawn.

     For purposes of the offer, TXU Corp. will be deemed to have accepted for payment and therefore purchased Convertible Notes that are validly tendered and not properly withdrawn only when, as and if it gives notice to the depositary of its acceptance of the such Convertible Notes for payment.

     Upon the terms and conditions of any offer, promptly after the expiration date, TXU Corp. will accept for payment and pay the purchase price for any and all of the Convertible Notes that are validly tendered and not properly withdrawn.

     TXU Corp. will pay the aggregate purchase price for each of the Convertible Notes purchased pursuant to the offer to the depositary, which will act as custodian or nominee for tendering holders for the purpose of receiving payment from TXU Corp. and transmitting payment to the tendering holders.

     TXU Corp. will not pay interest on the purchase price with respect to any of the Convertible Notes regardless, of any delay in making payment of the purchase price, on the part of the depositary. In addition, if certain events occur, TXU Corp. may not be obligated to purchase Convertible Notes in the offer. See the conditions to the offer under THE OFFER--"Conditions of the Offer."

     TXU Corp. will pay all stock transfer taxes, if any, payable on the transfer to it of Convertible Notes purchased under the offer. If, however, (i) payment of the purchase price is to be made to any person other than the registered holder, or (ii) Convertible Notes not tendered for purchase are to be registered in the name of any person other than the registered holder, the amount of all stock transfer taxes, if any (whether imposed on the registered holder, the other person or otherwise), payable on account of the transfer to the other person, will be deducted from the purchase price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption therefrom, is submitted.

CONDITIONS OF THE OFFER

     Notwithstanding any other provision of the offer, TXU Corp. will not be required to accept for payment, purchase or pay for any Convertible Notes tendered, and may terminate or amend the offer or may postpone the acceptance for payment of, or the purchase of and the payment for Convertible Notes, subject to Rule 14e-1 under the Exchange Act which requires that an offeror pay the consideration offered or return the Convertible Notes tendered promptly after the termination or withdrawal of a tender offer, if any of the following events have occurred:

     o there has been threatened or instituted or is pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the offer, the acquisition of some or all the Convertible Notes under such offer or otherwise relates in any manner to the offer, including the other conditions to the offer or which, in TXU Corp.'s reasonable judgment, would or might impair a contemplated purpose of the offer;

     o there has been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer or to TXU Corp. or any of its subsidiaries, by any court or any authority, agency or tribunal that, in TXU Corp.'s reasonable judgment, would or might directly or indirectly

               (i) make the acceptance for payment of, or payment for, some or all the Convertible Notes illegal or otherwise restrict or prohibit completion of the offer or impair a contemplated purpose of the offer; or

               (ii) delay or restrict TXU Corp.'s ability, or render TXU Corp.
                    unable, to accept for payment or pay for a portion or all of the Convertible Notes;

     o there shall have occurred or be likely to occur in TXU Corp.'s reasonable judgment, any event affecting the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of TXU Corp., its subsidiaries or its affiliates that would or might prohibit, prevent, restrict or delay consummation of the offer; or

     o    there has occurred any of the following:

               (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States;

               (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

               (iii)the commencement or material escalation of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States;

               (iv) any limitation (whether or not mandatory) by any
                    governmental, regulatory or administrative agency or authority on, or any event, or any disruption or adverse change in the financial or capital markets generally or the market for loan syndications in particular, that, in TXU Corp.'s reasonable judgment, might affect, the extension of credit by banks or other lending institutions in the United States; or

               (v) any development which would, in the reasonable judgment of TXU Corp., materially adversely affect the business, operations, properties, condition (financial or otherwise), assets, liabilities or prospects of TXU Corp., its subsidiaries or its affiliates.

     The conditions to the offer are for TXU Corp.'s sole benefit and may be asserted by it regardless of the circumstances (including any action or inaction by TXU Corp.) giving rise to any such condition and, where permissible, may be waived by it, in whole or in part at any time up until the expiration of such offer in its sole discretion. TXU Corp.'s failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any right, and each right shall be deemed an ongoing right which may be asserted at any time up until the expiration of the offer. Any determination or judgment by TXU Corp. concerning the events described above will be final and binding on all parties.

MARKET AND RECENT PRICES FOR THE CONVERTIBLE NOTES

     There is no established reporting system or trading market for trading in the Convertible Notes. TXU Corp.'s common stock is listed on the New York Stock Exchange under the symbol "TXU". The following table sets forth, for the periods indicated, the reported high and low sales prices in U.S. dollars for TXU Corp.'s common stock on the New York Stock Exchange.

CALENDAR PERIOD                                   COMMON STOCK
                                         High                      Low
                                  --------------------      -----------------
Quarterly
                         2002
                         ----
                Third quarter           $51.85                   $33.65
               Fourth quarter            40.00                    10.20
                         2003
                         ----
                First quarter            20.37                    15.00
               Second quarter            22.87                    17.54
                Third quarter            23.70                    19.59
               Fourth quarter            23.96                    20.87
                         2004
                         ----
                First quarter            30.04                    23.35
               Second quarter            40.72                    27.15
Monthly
                         2004
                         ----
                         July            41.60                    38.36
                       August            41.68                    39.64
September 1 through                      44.44                    41.52
September 14, 2004

     The last reported sales price of TXU Corp.'s common stock on the New York Stock Exchange composite tape on September 14, 2004 was $43.68.

     TXU CORP. URGES YOU TO OBTAIN MORE CURRENT MARKET PRICE INFORMATION FOR TXU CORP.'S COMMON STOCK DURING THE OFFER PERIOD.

     On September 15, 2004, there was $525,500,000 aggregate principal amount of Convertible Notes outstanding.

SOURCE AND AMOUNT OF FUNDS

     TXU Corp. would need approximately $839.4 million to purchase all Convertible Notes at the maximum purchase price. TXU Corp. expects to use cash on hand, free cash flow and/or borrowings by its subsidiary, TXU Energy Company LLC (TXU Energy Company), under its credit facility, to pay for all of the Convertible Notes TXU Corp. purchases in the offer. TXU Energy Company's credit facility, which is a joint facility it shares with another wholly-owned subsidiary of TXU Corp., has the following three tranches (i) a $1.4 billion unsecured three-year revolving facility which expires in June 2007, (ii) a $500 million unsecured five-year revolving facility which expires in June 2009 and
(iii) a $600 million unsecured 364-day facility which expires in June 2005. JPMorgan Chase Bank acts as Administrative Agent under this credit facility. As of September 14, 2004, there was approximately $2.19 billion of availability under this credit facility. While TXU Corp. does not currently have any formal plans or arrangements to repay any such borrowings, TXU Corp. may use the net proceeds that it receives from the sale of substantially all of the assets of its subsidiary, TXU Gas Company, which is more fully discussed in this Offer to Purchase under PURPOSES, EFFECTS AND PLANS -- "Plans and Initiatives - Sales Transactions," to repay any such borrowings.

EXTENSION OF THE OFFER; TERMINATION; AMENDMENT

     TXU Corp. reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the offer is open, and to delay acceptance for payment of, and payment for any Convertible Notes by giving notice of such extension to the depositary and making a public announcement of such extension. TXU Corp. also reserves the right, in its sole discretion, to terminate the offer and not accept for payment or pay for any Convertible Notes not previously accepted for payment or paid for, or, subject to applicable law, to postpone payment for Convertible Notes if any conditions to the offer fail to be satisfied by giving notice of such termination or postponement to the depositary and making a public announcement of such termination or postponement. TXU Corp.'s reservation of the right to delay acceptance for payment or to delay payment for Convertible Notes which it has accepted for purchase is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires payment of the consideration offered or return of the Convertible Notes promptly after termination or withdrawal of the offer.

     Subject to compliance with applicable law, TXU Corp. further reserves the right, in its sole discretion, and regardless of whether or not any of the events or conditions described under THE OFFER--"Conditions of the Offer" have occurred or are deemed by it to have occurred, to amend the offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the offer to holders of Convertible Notes or by decreasing the principal amount of Convertible Notes being sought in the offer. Amendments to the offer may be made at any time and from time to time by public announcement, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced expiration date.

     Without limiting the manner in which TXU Corp. may choose to make a public announcement, except as required by applicable law, it has no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through Business Wire, Dow Jones News Service or another comparable news service.

     If TXU Corp. materially changes the terms of an offer or the information concerning such offer, it will extend the offer to the extent required by Rules 13e-4(d)(2), 13e-4(e)(3) and 13e-4(f)(1) promulgated under the Exchange Act. These rules and certain related releases and interpretations of the SEC provide that the minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or information concerning the tender offer (other than a change in price or a change in percentage of Convertible Notes sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. If TXU Corp.:

     o    adjusts the pricing formula, the minimum price or maximum price,

     o otherwise increases or decreases the prices to be paid for the Convertible Notes, or

     o decreases the principal amount of Convertible Notes TXU Corp. is seeking to purchase,

then the offer must remain open, or will be extended, until at least ten business days from, and including, the date that notice of any such change is first published, sent or given in the manner described under THE OFFER--"Extension of the Offer; Termination; Amendment." The calculation of a purchase price on the basis of the formulas specified above with respect to the offer will not be considered an increase or decrease in the prices to be paid in the offer and will not require extension of the offer. For purposes of the offer, a "business day" means any day other than a Saturday, Sunday or United States federal holiday and consists of the time period from 12:01 a.m. through midnight, New York City time.

     Other than an extension of an offer, TXU Corp. is not aware of any circumstance that would cause it to delay acceptance of any validly tendered Convertible Notes.

PERSONS EMPLOYED IN CONNECTION WITH THE OFFER

   Depositary

     The Bank of New York has been appointed as the depositary for the offer. TXU Corp. has agreed to pay the depositary reasonable and customary fees for its services. All documents, if any, required to be delivered to the depositary should be sent or delivered to the depositary at the address set forth on the back cover of this Offer to Purchase. Delivery of a letter of transmittal to an address or transmission of instructions via facsimile other than as set forth on the back cover of this Offer to Purchase does not constitute a valid delivery of the letter of transmittal or such instructions. See THE OFFER--"Procedures for Tendering the Convertible Notes."

   Information Agent

     D.F. King & Co., Inc. has been appointed as the information agent for the exchange offer. TXU Corp. has agreed to pay the information agent reasonable and customary fees for its services and will reimburse the information agent for its reasonable out-of-pocket expenses. Any questions and requests for assistance or requests for additional copies of this Offer to Purchase or of the letter of transmittal should be directed to the information agent at the address set forth on the back cover of this Offer to Purchase.

   Co-dealer Managers

     The co-dealer managers for the offer are Banc of America Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co. and UBS Securities LLC. TXU Corp. has agreed to pay the co-dealer managers customary fees for their services as co-dealer managers and financial advisors in connection with the offer.

     Each of the co-dealer managers and their respective affiliates have rendered and may in the future render various investment banking, lending and commercial banking services and other advisory services to TXU Corp. and its subsidiaries. The co-dealer managers have received, and may in the future receive, customary compensation from TXU Corp. and its subsidiaries for such services. The co-dealer managers may from time to time hold Convertible Notes and shares of TXU Corp.'s common stock in their proprietary accounts, and, to the extent they own Convertible Notes in these accounts at the time of the tender offer, the co-dealer managers may tender these Convertible Notes.

MISCELLANEOUS

     This Offer to Purchase and the related letter of transmittal will be mailed to record holders of TXU Corp.'s Convertible Notes and will be furnished to brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on TXU Corp.'s list of holders of Convertible Notes or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Convertible Notes.

     TXU Corp. is not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If it becomes aware of any jurisdiction where the making of the offer or the acceptance of Convertible Notes pursuant thereto is not in compliance with applicable law, it will make a good faith effort to comply with the applicable law. If, after such good faith effort, it cannot comply with the applicable law, the offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Convertible Notes in such jurisdiction.

     Pursuant to Rule 13e-4 promulgated under the Exchange Act, TXU Corp. has filed a statement on Schedule TO, which contains additional information with respect to the offer. The Schedule TO, including the exhibits and any amendments and supplements to that document, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth under WHERE YOU CAN FIND MORE INFORMATION.

                           PURPOSES, EFFECTS AND PLANS

PURPOSES OF THE OFFER

     The principal purpose for the offer is to facilitate TXU Corp.'s comprehensive debt and capital management program. To the extent that any Convertible Notes are tendered and accepted, TXU Corp. will reduce long-term debt outstanding, and TXU Corp. will not be required to issue any common stock pursuant to the terms of such Convertible Notes, eliminating the dilution that would have been caused by any such issuances.

FUTURE PURCHASES

     Following completion of the offer, TXU Corp. may repurchase additional Convertible Notes that remain outstanding in the open market, in privately negotiated transactions or otherwise. Future purchases of Convertible Notes that remain outstanding after the offer may be on terms that are more or less favorable than the offer. However, Exchange Act Rules 14e-5 and 13e-4 generally prohibit TXU Corp. and its affiliates from purchasing any Convertible Notes other than pursuant to the offer until ten business days after the expiration date of the offer, although there are some exceptions. Future purchases, if any, will depend on many factors, which include market conditions and the condition of TXU Corp.'s business.

MATERIAL DIFFERENCES IN THE RIGHTS OF CONVERTIBLE NOTE HOLDERS AS A RESULT OF THE OFFER

   Effects on the holders of Convertible Notes tendered and accepted in the offer

     If your Convertible Notes are tendered and accepted in the offer, you will receive the purchase price per $1,000 principal amount of Convertible Notes tendered and accepted, but will give up rights and obligations associated with ownership of such Convertible Notes. Below is a summary of certain rights that you will forgo and obligations of which you will be relieved if you tender your Convertible Notes and the tender is accepted. The summary below does not purport to describe all of the terms of the Convertible Notes. Please refer to the prospectus dated December 12, 2003 for such terms. See WHERE YOU CAN FIND MORE INFORMATION. Also, the offering memorandum dated July 9, 2003, with respect to the Convertible Notes will be provided upon request to TXU Corp. or the information agent (such prospectus supplement and offering memorandum, collectively the Prospectus).

     Cash Distributions. If you continue to hold any principal amount of Convertible Notes, you would be entitled under the terms of the Convertible Notes to receive the following cash distributions:

     o regular quarterly interest at the rate of 3-month LIBOR, reset quarterly, plus 1.50%;

     o contingent quarterly interest during any six-month period from January 15 to July 14 or from July 15 to January 14, commencing July 15, 2008, if the average of the trading prices of the Convertible Notes for a five day trading period ending on the second trading day immediately preceding the six-month period equals or exceeds 120% of the principal amount of the Convertible Notes as of the trading day immediately preceding the first day of the six-month period (The amount of contingent interest payable per $1,000 principal amount of Convertible Notes in respect of any six-month period in which contingent interest is payable will be at an annual rate equal to 0.25% of the average of the trading prices of the Convertible Notes for the five-trading-day period. Contingent interest, if any, will accrue and be payable in two installments on each of the two quarterly interest payment dates for the Convertible Notes next succeeding the first day of the relevant six-month period.);

     Conversion Rights of Holders. In addition, with respect to any principal amount of Convertible Notes you continue to hold, you retain rights to elect to convert your Convertible Notes into shares of TXU Corp.'s common stock at a conversion rate of 28.9289 shares of TXU Corp. common stock per $1,000 principal amount of Convertible Notes (subject to adjustment in certain events), which is equal to an initial conversion price of $34.5675 per share, under the following circumstances:

     o during a quarterly period, if the last reported sale price of TXU Corp.'s common stock on the New York Stock Exchange composite tape for at least 20 trading days during the period of 30 consecutive trading days ending on the last trading day of the preceding quarterly period was greater than 120% of the conversion price; or

     o if TXU Corp. calls the Convertible Notes for redemption (as described below under "--Optional Redemption"); or

     o during the five business day period after any five consecutive trading day period in which the average of the trading prices of the Convertible Notes for the period is less than 95% of the average of the Conversion Values (as defined in the Prospectus under the DESCRIPTION OF THE CONVERTIBLE NOTES--"Conversion Rights--Conversion Upon Satisfaction of Trading Price Condition") of the Convertible Notes during that period; provided, however, that no Convertible Notes may be converted based on the satisfaction of this condition if on any day during such five consecutive trading day period, the last reported sale price of TXU Corp. common stock is between the conversion price and 120% of the conversion price; or

     o upon the occurrence of specified corporate transactions described in the Prospectus under DESCRIPTION OF THE CONVERTIBLE NOTES--"Conversion Rights--Conversion Upon Specified Corporate Transactions."

Upon exercise by a holder of any of these conversion rights, TXU Corp. will have the right to deliver, in lieu of its common stock, cash or a combination of cash and common stock. If TXU Corp. elects to pay holders cash for their Convertible Notes, the payment will be based on the Stock Price, as defined in the Prospectus under DESCRIPTION OF THE CONVERTIBLE NOTES--"Conversion Rights."

     Rights of Holders to Require Repurchase by TXU Corp. You may require TXU Corp. to repurchase all or a portion of any principal amount of Convertible Notes you continue to hold:

     o on July 15, 2008, for a cash purchase price equal to 100% of the principal amount, plus accrued and unpaid interest, or on July 15 of 2013, 2018, 2023 and 2028 for such purchase price paid either in cash or shares of TXU Corp. common stock; or

     o upon the occurrence of a Fundamental Change of TXU Corp. (as defined in the Prospectus under DESCRIPTION OF THE CONVERTIBLE NOTES--"Fundamental Change Requires Purchase of Notes by TXU Corp. at the Option of the Holder"), at a price equal to 100% of the principal amount of the Convertible Notes to be purchased plus accrued and unpaid interest and additional amounts, if any;

     Optional Redemption by TXU Corp. TXU Corp. may, at its option, redeem for cash all or a portion of the outstanding Convertible Notes at any time on or after July 15, 2008 at a price equal to 100% of the principal amount of the Convertible Notes to be redeemed plus accrued and unpaid interest to, but excluding, the redemption date.

     Effects on the holders of Convertible Notes not tendered in the Offer.

     The rights and obligations under the Convertible Notes, if any, that remain outstanding after the consummation of the offer will not change as a result of the offer.

     Following the consummation of the offer, the trading market for the remaining outstanding Convertible Notes may be less liquid and more sporadic, and market prices may fluctuate significantly depending on the volume of trading in the Convertible Notes. You may be able to sell Convertible Notes that you do not tender. TXU Corp. cannot predict or assure you, however, as to the price at which you will be able to sell such Convertible Notes, which may be higher or lower than the purchase prices paid by TXU Corp. in the offer. Consummation of the offer will further reduce the liquidity of the Convertible Notes, and there can be no assurance that holders of the Convertible Notes after the completion of the offer will be able to find willing buyers for their Convertible Notes after the offer. See below under --"Effects of the Offer on the Market for Convertible Notes; Registration under the Securities Act."

     The closing price of TXU Corp.'s common stock on September 14, 2004 was $43.68 per share. Based on the closing price current conversion rate of 28.9289 shares of TXU Corp.'s common stock per $1,000 principal amount of Notes (subject to adjustment in certain events), that would apply if the Convertible Notes were convertible on that date, any holder who converted $1,000 principal amount of Convertible Notes on that date would have received shares of TXU Corp.'s common stock with a market value of $1,263.61. Convertibility of the Convertible Notes is contingent on the price of TXU Corp.'s common stock. As of September 14, 2004, the Convertible Notes are not convertible into TXU Corp.'s common stock.

EFFECTS OF THE OFFER ON THE MARKET FOR CONVERTIBLE NOTES; REGISTRATION UNDER THE SECURITIES ACT

     TXU Corp.'s purchase of Convertible Notes in the offer will reduce the principal amount of Convertible Notes that might otherwise be traded publicly and may reduce the number of holders of TXU Corp.'s Convertible Notes. TXU Corp. believes the Convertible Notes are currently traded over-the-counter. There can be no assurance that holders of Convertible Notes will be able to find willing buyers for their Convertible Notes after completion of the offer.

     At the completion of the offer, depending on the principal amount of Convertible Notes tendered and accepted in the offer, the Convertible Notes may be held by fewer persons. TXU Corp. does not plan to take any action following the offer to cause to terminate the registration of any registered Convertible Notes so long as any of such Convertible Notes are outstanding.

RETIREMENT AND CANCELLATION

     Any Convertible Notes not tendered or tendered but not accepted because they were not validly tendered shall remain outstanding upon completion of the offer. All Convertible Notes validly tendered and accepted in the offer will be retired and cancelled.

ACCOUNTING TREATMENT OF REPURCHASES OF THE CONVERTIBLE NOTES IN THE OFFER

     The purchase price TXU Corp. pays for any Convertible Notes in excess of the carrying amount of such notes will be recorded as a loss on extinguishment in the income statement. In addition, any related unamortized debt issuance costs will be written off.

PLANS AND INITIATIVES

     C. John Wilder was named Chief Executive Officer of TXU Corp. in February, 2004. Immediately thereafter, Mr. Wilder undertook an extensive review of TXU Corp.'s businesses. In connection with this review, TXU Corp. has implemented, and continues to implement, significant organizational and operational changes to its businesses as well as certain strategic initiatives. The implementation of these changes and initiatives, as well as other actions, has resulted in total charges of $428 million ($285 million after-tax) in the second quarter of 2004 and $445 million ($296 million after-tax) for the six months ended June 30, 2004. In addition, TXU Corp. has incurred consulting and professional fees related to the strategic initiatives totaling $23 million ($15 million after-tax) in the second quarter of 2004 and nonrecurring contractual executive compensation expense of $38 million in the second quarter and $52 million for the six months ended June 30, 2004 (both without tax benefit). Finally, a $75 million income tax credit was recorded to recognize a portion of the tax benefit arising from a write-off relating to TXU Corp's European operations. The review of TXU Corp.'s operations and the formulation of strategic initiatives is ongoing, and additional charges are expected.

   Organizational Realignment

     TXU Corp. has recently realigned its businesses along three core business segments consisting of: TXU Electric Delivery--the regulated electric delivery business, TXU Power--the electric power production business and TXU Energy--the retail energy business. TXU Corp. expects to report its financial results under the new segment alignment no later than the first quarter of 2005.

   Sale Transactions

     In June 2004, TXU Corp. completed the sale of the assets of TXU Fuel Company, the gas transportation subsidiary of TXU Energy Company LLC, to Energy Transfer Partners, L.P. for $500 million. The cash proceeds were used to repay short-term indebtedness.

     In July 2004, TXU Corp. completed the sale of its Australian businesses to Singapore Power for an enterprise value of $3.6 billion. The transaction resulted in a reduction of $1.7 billion in consolidated TXU Corp. debt and cash proceeds to TXU Corp. of approximately $1.9 billion. TXU Corp. used the proceeds to repay debt, primarily short-term borrowings incurred in connection with TXU Corp.'s debt and capital management program described below.

     TXU Corp.'s subsidiary, TXU Gas Company, has signed a definitive agreement with Atmos Energy Corporation (Atmos) pursuant to which Atmos will acquire the operations of TXU Gas Company for $1.925 billion in cash. The transaction is expected to close by the end of 2004, subject to the satisfaction of customary closing conditions and Atmos obtaining some state regulatory approvals. TXU Gas Company expects to use a portion of the proceeds to redeem all of its outstanding preferred stock and redeem or defease all of its outstanding debt securities, the combined total of which is approximately $505 million. TXU Corp. expects to use the remaining net proceeds from this transaction to further its debt and capital management program described below.

     In addition to the transactions described above, TXU Corp. is considering or may consider a number of strategic initiatives involving its businesses or assets but has not yet developed plans for purchases, sales or transfers relating to these businesses or assets.

   Debt and Capital Management Program

     TXU Corp. continues to pursue a comprehensive debt and capital management program geared toward increasing value and reducing risks. Pursuant to this program, TXU Corp. has to the date of this Offer to Purchase repurchased all $750 million of the exchangeable preferred membership interests of TXU Energy Company LLC, $423 million stated amount of equity-linked debt securities, $1.39 billion principal amount of debt securities and 29 million shares of its common stock at an aggregate cost of $1.15 billion. The exchangeable preferred membership interests and equity-linked debt securities repurchased represented an aggregate of 66.3 million shares of potential common stock issuances. In addition, $1.7 billion of debt was assumed by the purchaser of TXU Corp.'s Australia operations, further reducing debt. TXU Corp. may, in addition to the offer and TXU Corp.'s concurrent offers to purchase up to 11,433,285 of its outstanding Corporate Units and up to 8,700,000 of its outstanding Income PRIDES, repurchase up to an additional 10 million shares of its common stock, subject to market conditions and other factors. TXU Corp. has used, and expects to continue to use, proceeds from asset sales, cash from operations and short-term borrowings (which TXU Corp. has repaid, or intends to repay, with proceeds from asset sales and/or cash from operations) to fund these repurchases. In addition, TXU Corp. used proceeds from the issuance of $800 million floating rate notes by TXU Energy Company and the issuance of $790 million transition bonds by TXU Electric Delivery Transition Bond Company LLC to fund some of the repurchases made to date.

     TXU Corp.'s debt and capital management program is intended to strengthen TXU Corp.'s balance sheet and financial flexibility. As a part of its capital management and restructuring program and considering current business and market conditions, TXU Corp.'s management is evaluating whether it should recommend to the TXU Corp. Board of Directors that they reevaluate TXU Corp.'s current common stock dividend policy. TXU Corp. cannot predict the outcome of management's evaluation, when, if at all, management would make a recommendation to the Board of Directors to change the current common stock dividend policy, or what management's recommendation might be. In addition to any recommendation from management, the Board of Directors may consider other relevant factors in determining if and when to make a change in TXU Corp.'s common stock dividend policy.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following summary describes the material United States federal income tax consequences relating to the offer as of the date hereof and represents the opinion of Thelen Reid & Priest LLP, TXU Corp.'s special counsel, insofar as it relates to matters of law or legal conclusions. This summary deals only with Convertible Notes held by U.S. persons (defined below) as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended
(Code), and does not deal with special situations, such as those of dealers or traders in securities or currencies, banks, financial institutions, tax exempt organizations, life insurance companies, real estate investment trusts, regulated investment companies, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, persons holding the Convertible Notes as a part of a hedging or conversion transaction or a straddle, persons who mark to market their securities, or persons whose functional currency is not the U.S. dollar. In addition, this discussion does not include any description of any alternative minimum tax consequences or the tax laws of any state, local or foreign jurisdiction.

     The discussion below is based upon the provisions of the Code, Treasury Regulations promulgated thereunder, and administrative rulings and judicial decisions, all as of the date hereof, and all of which may be subject to change at any time, with either forward looking or retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below.

     ALL HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISERS REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF PARTICIPATING OR NOT PARTICIPATING IN THE OFFER IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS THE EFFECT OF ANY FOREIGN, STATE, LOCAL OR OTHER LAWS.

     As used herein, a "U.S. person" means a beneficial owner of a Convertible Note that is a citizen or resident of the United States, a corporation or other entity classified as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof, an estate, the income of which is subject to United States federal income taxation regardless of its source, or a trust, (i) the administration of which is subject to the primary supervision of a court within the U.S. and for which one or more U.S. persons have the authority to control all substantial decisions or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

     If a partnership or other entity classified as a partnership for United States federal income tax purposes holds Convertible Notes, the tax treatment of the partnership and each partner generally will depend on the activities of the partnership and the status of the partner. Partnerships selling Convertible Notes pursuant to the offer, and partners in such partnerships, should consult their tax advisors.

   Applicable Federal Income Tax Treatment of Convertible Notes--In General

     TXU Corp. has treated the Convertible Notes as indebtedness subject to the special regulations governing contingent payment debt instruments. As such, you have been required to accrue original issue discount on your Convertible Notes. Your adjusted tax basis in your Convertible Notes will, accordingly, reflect increases to your basis in the amount of original issue discount you have been required to include in income with respect to your Convertible Notes and decreases to your basis equal to the total amount of projected payments with respect to your Convertible Notes.

     The following discussion assumes that your reporting for United States federal income tax purposes of the acquisition and ownership of Convertible Notes has been consistent with TXU Corp.'s treatment described above.

   U.S. Federal Income Tax Treatment of Participation in the Offer for TXU Corp.'s Purchase of Convertible Notes

     TXU Corp.'s purchase of the Convertible Notes pursuant to the offer will result in taxable gain or loss to you. The amount of such gain or loss will be equal to the difference between the holder's cash amount realized and his or her adjusted tax basis in the Convertible Note. Because TXU Corp. has treated the Convertible Notes as contingent payment debt instruments, any gain recognized on Convertible Notes disposed of pursuant to the offer will be treated as ordinary interest income. Loss recognized on such Convertible Notes will be treated as ordinary loss to the extent of the excess of your prior inclusions of original issue discount on your Convertible Notes over the total net negative adjustments previously taken into account as ordinary loss. Any loss in excess of such amount will be treated as a capital loss. The deductibility of capital losses is subject to limitations.

   Holders of Convertible Notes Who Do Not Receive Cash under the Offer

     Holders of Convertible Notes whose Convertible Notes are not purchased by TXU Corp. under the offer will not incur any tax liability as a result of the completion of the offer.

   Information Reporting and Backup Withholding

     Payments to holders upon the sale of Convertible Notes pursuant to the offer are subject to information reporting unless the holder establishes an exemption.

     Payments to holders may be subject to "backup withholding" tax at a rate of 28% if (a) the holder fails to certify his or her correct social security number or other taxpayer identification number, or "TIN", to the payor responsible for backup withholding (for example, the holder's securities broker) on Internal Revenue Service Form W-9 or a substantially similar form signed under penalty of perjury, or (b) the Internal Revenue Service notifies the payor that the holder is subject to backup withholding due to the holder's failure to properly report interest and dividends on his or her tax return.

     Backup withholding does not apply to exempt recipients, such as corporations.

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a credit or a refund against the holder's United States federal income tax liability, if certain required information is provided to the Internal Revenue Service.

                       WHERE YOU CAN FIND MORE INFORMATION

     TXU Corp. files annual, quarterly and other reports, proxy statements and other information with the SEC under File No. 1-12833. These SEC filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any of these SEC filings at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room.

     For further information, please refer to TXU Corp.'s Tender Offer Statement on Schedule TO filed with the SEC pursuant to Rule 13e-4 promulgated under the Exchange Act, on September 15, 2004, and any amendments thereto.

     Information about TXU Corp. is also available on its web site at http://www.txucorp.com. The information available on TXU Corp.'s web site is not a part of this Offer to Purchase.

                        The Depositary for the Offer is:

                              THE BANK OF NEW YORK

                               By Hand or Courier:

                              The Bank of New York
                           Corporate Trust Operations
                               Reorganization Unit
                           101 Barclay Street - 7 East
                            New York, New York 10286
                             Attn: Carolle Montreuil

                                  By Facsimile:
                                 (212) 298-1915

                    Confirm by Telephone or for Information:
                                 (212) 815-5920

                     The Information Agent for the Offer is:

                              D.F. King & Co., Inc.
                                 48 Wall Street
                                   22nd Floor
                               New York, NY 10005
             Banks and Brokerage Firms, Please Call: (212) 269-5550
                    All Others Call Toll-free: (800) 714-3312

                    The Co-Dealer Managers for the Offer are:


      BANC OF AMERICA SECURITIES LLC               MERRILL LYNCH & CO.

      9 West 57th Street, 40th Floor        Attn: Liability Management Group
         New York, New York 10019                World Financial Center
     Toll Free: (888) 583-8900 x2200                   North Tower
         Or Call: (212) 933-2200                New York, New York 10080
                                               Toll Free: (888) 654-8637
                                           Or Call: (212) 449-4914 (collect)

           GOLDMAN, SACHS & CO.                    UBS SECURITIES LLC

    Credit Liability Management Group              UBS Investment Bank
             75 Broad Street                Attn: Liability Management Group
            New York, NY 10004                    677 Washington Blvd.
        Toll Free: (877) 686-5059              Stamford, Connecticut 06901
    Or Call: (212) 902-3440 (collect)        Toll Free: (888) 722-9555 x4210
                                            Or Call: (203) 719-4210 (collect)

                                 ______________

     Additional copies of this Offer to Purchase, the letter of transmittal or other tender offer materials may be obtained from the information agent or the depositary and will be furnished at the expense of TXU Corp. Questions and requests for assistance or additional copies hereof or the letter of transmittal should be directed to the information agent or the depositary.

     Questions and requests for information regarding the terms of the offer should be directed to one of the co-dealer managers.